Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No. 1 to the Registration Statement No. 333-122804 on Form N-1A of the MML Series Investment Fund II, of our reports dated February 11, 2005 appearing in the Annual Report to Shareholders of MML Money Market Fund, MML Inflation-Protected Bond Fund, MML Managed Bond Fund, MML Blend Fund, MML Equity Fund, MML Enhanced Index Core Equity Fund, MML Small Cap Equity Fund and MML Small Company Opportunities Fund (formerly, each a series of MML Series Investment Fund (File No. 002-39334)) for the period ended December 31, 2004.

We also consent to the references to us under the headings “Financial Highlights” in the Prospectus and “Experts” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts

April 28, 2005